AHOLD'S ACQUISITION OF GIANT FOOD NEARS COMPLETION



Zaandam, The Netherlands, September 11, 1998 - Royal Ahold, the international food retailer, is making considerable headway in its discussions with the staff of the Federal Trade Commission (the "FTC") regarding its approximately USD 2.7 billion acquisition of Giant Food Inc., the US supermarket company prominent in Washington DC and Baltimore, MD.

Ahold is in the process of negotiating sale agreements with buyers for the 10 stores that are required to be divested. Although any such agreements are subject to regulatory approval, Ahold has received preliminary indications from the FTC staff that the proposed buyers will be acceptable. The company now expects final FTC approval for the transaction in the course of the weeks ahead.

As a result, the Ahold tender offer for the Class A Non-Voting stock of Giant Food has been extended until 5:00 p.m., New York City time, on October 2, 1998. Based upon information provided by the Bank of New York, as depositary for the offer, as of the close of business on September 10, 1998, approximately 48.3 million shares (81%) of the outstanding Class A Non-Voting Stock have now been tendered and not withdrawn.



Ahold Public Relations, tel.: +31 75 659 5720